FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February 2004 Commission File Number 1-31318

Gold Fields Limited (Translation of registrant’s name into English)

24 St. Andrews Rd. Parktown, 2193 South Africa (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 13 February 2004
	By:	/s/ W J Jacobsz
	Name:	Mr W J Jacobsz
	Title:	Senior Vice President: Investor Relations and Corporate Affairs

MEDIA RELEASE

Gold Fields Limited Reg. 1968/004880/06 24 St Andrews Road Parktown, 2193

Postnet Suite 252 Private Bag X30500 Houghton, 2041 South Africa

Tel +27 11 644-2400 Dir +27 11 644-2460 Fax +27 11 484-0639 www.goldfields.co.za

Enquires

South Africa

Willie Jacobsz Tel +27 11 644-2460 Fax +27 11 484-0639

North America

Cheryl A Martin Tel +303 796-8683 Fax +303 796-8293

Gold Fields and Mvela Move Towards Conclusion of Empowerment Deal

Johannesburg, 13 February 2004: Gold Fields Limited (“Gold Fields”), Mvelaphanda Resources Limited (“Mvelaphanda”) and the various financiers to the transaction, in terms of which a wholly-owned subsidiary of Mvelaphanda will acquire a 15% beneficial interest in the South African gold mining and related assets of Gold Fields for a consideration of R4.1 billion, today signed the final and definitive agreements governing the transaction.

“This is a major step towards the conclusion of this groundbreaking deal,” said Nick Holland, chief financial officer of Gold Fields. “We are now ready to mail the circulars to shareholders for them to make the final decision about the transaction and, thereafter, for Mvelaphanda to complete the equity raising. We are confident that the transaction will be completed as planned. Anglo American plc, our largest shareholder, through its wholly-owned subsidiaries, has agreed to support the transaction,” he added.

Present at the signing ceremony were signatories representing Gold Fields and Mvelaphanda, as well as the Industrial Development Corporation of South Africa (IDC), the International Finance Corporation (IFC), the Public Investment Commissioner of South Africa (PIC), JP Morgan, Rand Merchant Bank and Barclays.

“This is an innovative deal which sets a new standard for the funding of empowerment deals. As a result it has been a complex deal to put to paper and all the credit goes to our inhouse team working on the deal as well as the large teams of advisors, lawyers and funders who have worked non-stop since the detailed cautionary announcement was published on 26 November 2003,” said Holland.

Circulars will be mailed to shareholders on or about Saturday, 14 February 2004, in preparation for the general meetings of both Mvelaphanda and Gold Fields shareholders, which are expected to be held on Monday, 8 March 2004.

The outcome of the shareholder meetings will be announced immediately following the meetings and will be published in the press on the following day.

ends

Enquiries: Andrew Davidson 011 644-2638

Directors: C M T Thompson* (Chairman), A J Wright (Deputy Chairman), I D Cockerill† (Chief Executive Officer), G J Gerwel, N J Holland† (Chief Financial Officer), J M McMahon†, G R Parker‡, R L Pennant-Rea†, P J Ryan, T M G Sexwale, B R van Rooyen, C I von Christierson *Canadian, †British, ‡American Company Secretary: C Farrel